Radius Explorations Ltd.
News Release 2002-16
December 24, 2002


                   $500,000 PRIVATE PLACEMENT

Radius Explorations Ltd. is pleased to announce that it has arranged a non-brokered private placement of 1,000,000 units at $0.50 per unit, for proceeds to the Company of $500,000. Each unit will consist of one common share and one-half of a warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.55 exercisable for one year. A finder's fee is payable in connection with this financing.

The proceeds will be used for general working capital.

For further information on the Company and its projects, please call toll free at 1-888-627-9378 or visit our web site at www.radiusgold.com.



ON BEHALF OF THE BOARD

"signed"
Simon T. Ridgway, President

Symbol:  TSXV-RDU
Shares Issued:  22.7 million


   The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.